UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 23, 2010

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP, LTD.

(formerly known as Asia Special Situation Acquisition Corp.)

c/o M&C Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY 1-1104

Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On February 23, 2010, GEROVA Financial Group, Ltd. (the “Company”) received notification that the NYSE Amex LLC (the “Exchange”) intends to delist the Company’s units, warrants and ordinary shares from the Exchange in accordance with Section 341 of the Exchange’s Company Guide (the “Company Guide”).  In accordance with Section 341 of the Company Guide, the Company became subject to the Exchange’s original listing standards upon the closing of its previously announced acquisition of an insurance company together with approximately $650.0 million of assets from unaffiliated investment funds on January 20, 2010.

In substance, the Exchange indicated in its notice that based on information gathered from telephonic conversations with representatives of the Company, the Staff has determined that the post-closing entity failed to satisfy the Exchange’s minimum distribution requirements for original listing set forth in Section 102(a) of the Company Guide.  Such minimum distribution standards require, among other things, the Company to have a minimum of 400 shareholders.

The Company has requested a hearing before a NYSE Amex Listing Qualifications Panel (the “Panel”) to appeal the Exchange Staff’s delisting determination.  At the hearing, the Company will request the continued listing of its securities on the Exchange, and attempt to demonstrate to the Exchange that at the time of the hearing the Company has, or shortly thereafter will have, the requisite number of beneficial owners of ordinary shares and otherwise comply with the Exchange’s minimum distribution standards.  However, there is no assurance that it will be able to do so, or that the Exchange will grant the Company’s request to continue the listing of its securities on the Exchange. The Company’s securities will remain listed on the Exchange pending the issuance of a decision by the Panel following the hearing.

On March 1, 2010, the Company issued a press release announcing its receipt of the notice from the Exchange, a copy of which is annexed hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Press Release of GEROVA Financial Group, Ltd. dated as of March 1, 2010.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.

March 1, 2010	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President

Exhibit 99.1

GEROVA Financial Group Receives Delisting Notice from NYSE Amex and Requests Hearing

GEORGE TOWN, Cayman Islands--(BUSINESS WIRE)--GEROVA Financial Group, Ltd. (NYSE Amex:  GFC), a specialty reinsurance company today announced that on February 23, 2010, it received notification that the NYSE Amex LLC (the “Exchange”) intends to delist the Company’s units, warrants and ordinary shares from the Exchange in accordance with Section 341 of the Exchange’s Company Guide (the “Company Guide”).  In accordance with Section 341 of the Company Guide, GEROVA became subject to the Exchange’s original listing standards upon the closing of its previously announced acquisition of an insurance company together with approximately $650.0 million of assets from unaffiliated investment funds on January 20, 2010.   In substance, the Exchange indicated in its notice that based on information gathered from telephonic conversations with representatives of GEROVA, the Exchange staff has determined that the post-closing entity failed to satisfy the Exchange’s minimum distribution requirements for original listing set forth in Section 102(a) of the Company Guide.  Such minimum distribution standards require, among other things, that the Company have a minimum of 400 shareholders.

GEROVA has requested a hearing before a NYSE Amex Listing Qualifications Panel (the “Panel”) to appeal the Exchange Staff’s delisting determination.  At the hearing, GEROVA will request the continued listing of its securities on the Exchange, and attempt to demonstrate to the Exchange that at the time of the hearing it has, or shortly thereafter will have, the requisite number of beneficial owners of ordinary shares and otherwise comply with the Exchange’s minimum distribution standards.  However, there is no assurance that it will be able to do so, or that the Panel will grant the Company’s request to continue the listing of its securities on the Exchange.  The Company’s securities will remain listed on the Exchange pending the issuance of a decision by the Panel following the hearing.

In connection with the transactions closed on January 20, 2010 and its conversion from a blank check business combination company to an operating company, GEROVA repurchased or redeemed for $112 million approximately 11.2 million ordinary shares that were previously issued for $10 per share in its $115.0 million initial public offering completed in January 2008.  In addition, as part of the transactions, GEROVA issued its preferred stock that is beneficially owned by approximately 600 shareholders. The preferred stock automatically starts to convert into ordinary shares in installments in 2010, commencing in July 2010.  At the time of the initial conversion in July 2010, the number of owners of GEROVA ordinary shares will automatically increase by approximately 600 shareholders. However, the Exchange has advised that these shareholders cannot be considered for purpose of compliance with Section 341 and Section 102(a) of the Company Guide.  GEROVA intends to register for resale under the Securities Act of 1933, as amended, all of the ordinary shares issuable upon conversion of its preferred stock.

About GEROVA Financial Group, Ltd.

GEROVA Financial Group, Ltd. is a specialty reinsurance company established in 2008 to take advantage of opportunities arising from financial market dislocations. GEROVA underwrites insurance risks that it believes will produce favorable long-term returns on shareholder equity. GEROVA seeks to further enhance returns on equity by directly originating high-yield senior secured commercial loans to middle market companies in select industries.  In connection with its January 2010 transactions, GEROVA successfully raised approximately $725 million in equity assets through the issuance of its convertible preferred stock.  GEROVA intends to utilize this new equity as regulatory capital to support writing bulk reinsurance, with a focus on life and annuity reinsurance with long term assets.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, the target acquisitions and the Company’s business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) the Company’s ability to complete its proposed business combination with the target companies or assets within the specified time limits; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company’s target businesses or in approving the Transaction; (iii) success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors following the transactions; (iv) the potential liquidity and trading of the Company’s public securities; (iv) the Company’s revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company’s filings with the SEC and those factors that will be listed in our Proxy Statement under “Risk Factors”. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.
Contact:

Stern & Co.

Richard Stern, 212-888-0044

richstern@sternco.com